VF 5-12-05

(A)

05043111

SECU[illegible] [illegible]IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8- 42965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEB 05, 2004 (MM/DD/YY) AND ENDING DEC 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westpoint Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14499 North Dale Mabry Suite 280
(No. and Street)

TAMPA (City) FL (State) 33618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kingery & Crouse P.A.
(Name – *if individual, state last, first, middle name*)

2801 W. Busch Blvd (Address) TAMPA (City) FL (State) 33618 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAY 11 2005 WASH DC 108

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 5/17/2005

[illegible] 5/12

OATH OR AFFIRMATION

I, Russell E. Osborn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestpoint Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE E. ZUZULA
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD193108
EXPIRES 03/12/2007
BONDED THRU 1-888-NOTARY1

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

N/A - Not Applicable

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VestPoint SECURITIES, INC.

May 10, 2005

SEC
Division of Market Regulation
450 5th Street, NW
Washington, DC. 20549

SEC MAIL PROCESSING RECEIVED
MAY 11 2005
WASH. D.C. 183 SECTION

RE: Re-Stated Audited Financials

Dear Sirs,

Enclosed please find our Audited Financials as re-stated pursuant to our discussions with our NASD Examiner. Should you have any questions or require any additional information please do not hesitate to contact me. Also please be advised that we have relocated our corporate headquarters to;

VESTPOINT SECURITIES, INC.
14499 North Dale Mabry Suite #280
Tampa, FL. 33618

Phone: 813-265-9205
Fax: 813-265-9258

Sincerely,

Russell Osborn
President
Vestpoint Securities, Inc.

14499 N. Dale Mabry Hwy.
Suite 280
Tampa, FL 33618
Member NASD/MSRB/SIPC

VESTPOINT SECURITIES, INC.

Financial Statements
and Supplementary Information
as of and for the period
February 5, 2004 (date of acquisition)
to December 31, 2004
and
Independent Auditors' Report

VESTPOINT SECURITIES, INC.

TABLE OF CONTENTS

KINGERY &CROUSE PA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Vestpoint Securities, Inc:

We have audited the accompanying statement of financial condition of Vestpoint Securities, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the period February 5, 2004 (date of acquisition) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the period February 5, 2004 (date of acquisition) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained at page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kingery & Crouse P.A.

February 8, 2005

2801 WEST BUSCH BOULEVARD, SUITE 200, TAMPA, FLORIDA 33618
PHONE: 813.874.1280 | FAX: 813.874.1292 | **WWW.TAMPACPA.COM**

VESTPOINT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS		
Cash	$	22,322
Commissions receivable (net of allowance of $0)		56,596
Other current assets		5,787
Deposit with clearing organization		25,000
TOTAL	$	109,705
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	3,008
Commissions payable		45,590
Accrued and other liabilities		18,732
Total liabilities		67,330
Stockholder's equity:		
Common stock - $1 par value; 100,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		83,380
Deficit		(41,105)
Total stockholder's equity		42,375
TOTAL	$	109,705

See notes to financial statements.

VESTPOINT SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE PERIOD FEBRUARY 5, 2004 (DATE OF ACQUISITION) TO DECEMBER 31, 2004

REVENUES:	
Commission revenues:	
REITS	$ 263,412
Mutual funds	130,901
Variable annuities	122,160
OTC and other	14,231
Other miscellaneous income	1,490
Total revenues	532,194
EXPENSES:	
Auto	4,583
Advertising	7,604
Bank charges	139
Clearing charges	6,540
Commissions	222,306
Dues and subscriptions	1,614
Employee benefits	5,080
Information systems	19,540
Insurance	1,947
Licenses and permits	30,317
Loss from impairment of goodwill	36,000
Office expenses and supplies	8,387
Marketing	4,279
Meals and entertainment	565
Miscellaneous	942
Postage	2,163
Printing	1,821
Professional fees	85,010
Rent	8,268
Salaries, wages and related payroll taxes	121,534
Telephone	618
Training	1,088
Travel	2,954
Total expenses	573,299
Net loss	$ (41,105)

See notes to financial statements.

VESTPOINT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FEBRUARY 5, 2004 (DATE OF ACQUISITION)
TO DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Deficit	Total
BALANCES – February 5, 2004 (date of acquisition)	$ 100	$ 35,900	$ -	$ 36,000
Net loss			(41,105)	(41,105)
Capital contributions		47,480		47,480
BALANCES – End of period	$ 100	$ 83,380	$ (41,105)	$ 42,375

See notes to financial statements.

VESTPOINT SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE PERIOD FEBRUARY 5, 2004 (DATE OF ACQUISITION) TO DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(41,105)
Adjustments to reconcile net loss net to cash used in operating activities:		
Loss from impairment of goodwill		36,000
Increase (decrease) in cash flows from changes in operating assets and liabilities:		
Commissions receivable		(56,290)
Deposits and other current assets		(29,095)
Accounts payable		8
Commissions payable		45,525
Accrued and other liabilities		10,410
NET CASH USED IN OPERATING ACTIVITIES		(34,547)
CASH FLOWS USED IN INVESTING ACTIVITIES -		
Acquisition of goodwill		(36,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Acquisition of common stock		36,000
Capital contributions		47,480
NET CASH PROVIDED BY FINANCING ACTIVITES		83,480
NET INCREASE IN CASH		12,933
CASH – Beginning of period		9,389
CASH - End of period	$	22,322
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	-
Interest paid	$	-

See notes to financial statements.

NOTE A – NATURE OF BUSINESS AND ACQUISITION

Vestpoint Securities, Inc. (the "Company") is a Florida S Corporation conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

On February 5, 2004, the stockholder of the Company acquired all of the outstanding shares of Home Discount Securities, Inc. from its sole stockholder for a purchase price of $36,000. The transaction was accounted for using the purchase method of accounting. The results of operations have been included in the accompanying financial statements since the effective date of the acquisition. On February 5, 2004, the purchase price was allocated as follows:

Current assets	$11,387
Current liabilities	(11,387)
Goodwill	36,000
Total	$36,000

The assets acquired and liabilities assumed were recorded at historical cost, which approximated the fair value of the assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired of $36,000 was recorded as goodwill. The Company determined that the goodwill was impaired immediately and recorded a charge to operations for the impairment.

Effective April 29, 2004, the articles of incorporation were amended to change the name of the Company from Home Discount Securities, Inc. to Vestpoint Securities, Inc.

The Company operates from various offices throughout the state of Florida, and substantially all of its customers are residents of such state. As such, it is at least reasonably possible that a significant economic downturn in Florida could adversely impact the Company's operations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Revenue Recognition – The Company's primary source of revenue arises from commissions earned from the purchase and sale of securities, particularly mutual funds, over-the-counter and other stocks, real estate investment trusts (REITS) and variable annuities. Customers' securities transactions are reported on a settlement date basis and the recognition of commission income

and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Customers of variable annuities products are entitled to a rescission period; however, management does not believe that any such rescissions would have a material impact on the Company's results of operations.

Customer Accounts - The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Allowance for Doubtful Accounts – The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2004 have been recovered subsequent to year end.

Income Taxes - The Company, with the consent of its stockholder, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of S Corporations are taxed on their proportionate share of a Company's taxable income. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

Advertising Costs – Advertising costs are charged to operations as incurred and amounted to approximately $7,600 during the period February 5, 2004 (date of acquisition) to December 31, 2004.

Accounting Pronouncements – The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2004. The Company has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Company's reported financial position or operations in the near term.

NOTE C – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counter-parties that primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At December 31, 2004, financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of commissions' receivable and cash. At December 31, 2004, approximately 59% and 35% of commission receivables are due from two offerors of securities. With respect to cash at December 31, 2004, the Company maintains its cash in deposit accounts with two high quality financial institutions. Cash in deposit accounts may at times exceed federally insured limits.

For the period February 5, 2004 (date of acquisition) to December 31, 2004, substantially all REIT commission revenue was derived from sales of securities of one trust entity, comprising approximately 49% of total revenue of the Company. Additionally, approximately 18% of total revenue was derived from sales of securities offered by a particular mutual fund organization and approximately 14% of total revenue was derived from sales of variable annuities offered by a particular provider during the period February 5, 2004 (date of acquisition) to December 31, 2004.

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital of $34,017 was $10,862 in excess of its required net capital of $23,155. At December 31, 2004, the Company's aggregate indebtedness to net capital ratio was 10.21 to 1.

NOTE F – CONTINGENCY

In the normal course of business, the Company is involved in a legal matter in which the claimant is seeking $280,000 from multiple respondents. Because the complained-of transactions giving rise to this matter took place prior to February 5, 2004 (date of acquisition), the Company is attempting to be dismissed from the proceeding due to its lack of involvement. In the event they are unsuccessful in this attempt, management intends to defend the case vigorously. Because the case is currently in the discovery stage, its ultimate outcome cannot presently be determined. Accordingly, no effect has been given to any loss that may result from the resolution of this matter in the accompanying financial statements.

NOTE G – EMPLOYEE BENEFIT PLAN

Effective June 1, 2004, the Company adopted the *Advantec Solutions Retirement Plan* covering substantially all employees meeting certain eligibility requirements. The Company may make discretionary matching contributions to the Plan; however, there were no matching contributions made for the period February 4, 2004 (date of acquisition) to December 31, 2004.

NOTE H – RELATED PARTY TRANSACTIONS

The Company subleases office space from a related party under an operating lease agreement expiring in April 2005, at which time, the Company has the option to renew the lease on a

monthly basis. Rent expense was approximately $8,200 for the period February 5, 2004 (date of acquisition) to December 31, 2004.

The Company also pays this related party a monthly fee for certain overhead and management services. The Company paid this related party approximately $18,000 for such services for the period February 5, 2004 (date of acquisition) to December 31, 2004. Further, the Company paid consulting fees of approximately $5,000 to an entity owned by an officer of this related party.

The Company pays certain fees on a biweekly basis to an officer for additional professional services provided to the Company. Such fees are included in professional fees in the accompanying statement of operations and amounted to $54,250 for the period February 5, 2004 to December 31, 2004.

VESTPOINT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Net Capital:		
Total stockholder's equity	$	42,375
Total stockholder's equity qualified for net capital		42,375
Deductions:		
Aged commissions receivable		2,571
Other assets		5,787
Total deductions		8,358
Net capital	**$**	**34,017**
Minimum net capital requirement	$	23,155
Excess net capital	$	10,862
Excess net capital at 1000%	$	(716)
Aggregate indebtedness:		
Accounts payable	$	3,008
Commissions payable		45,590
Accrued and other liabilities		18,732
Other unrecorded amounts (contingent liability)		280,000
Total aggregate indebtedness	$	347,330
Ratio: Aggregate indebtedness to net capital		**10.21 to 1**
Reconciliation of net capital to Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital as reported in Company's Part II unaudited FOCUS report	$	34,017
Adjustments: none		-
Net capital, per above	$	34,017

See notes to financial statements.